CAREMINDr Corporation



ANNUAL REPORT

15466 Los Gatos Blvd. #109-141

Los Gatos, CA 95032

(408) 892-2759

www.CAREMINDr.com

This Annual Report is dated April 17, 2024.

BUSINESS

CAREMINDr is a digital care company delivering the capabilty for patients to receive "digital housecalls" from their doctor in a convenient, private way that fits the pateint's schedule. This is especially helpful for paitents who have conditions that last for a while, like diabetes, high blood pressure, asthma, depression, or pregnancy.

CAREMINDr does this by delivering a cloud-based platform to primary care clinics that enhance the quality of care they provide to their patients and at a lower cost than non-tech approaches. These clinics are our clients.

Each patient connects to their clinic by using a CAREMINDr mobile app that is customized to their docor's office. There is no cost to the patient for the app.

Our primary market is the Federal Community Health Center system: the largest primary care provider program in the country. It consists of 1,400 independent, locally-governed non-profit Clinics, which operate about 14,000 care delivery sites. These health centers serve 30 milion patients each year.

We have been in this market since March 2021. Currently we have 30 Health Centers as clients, they serve over 500,000 patients each year. Our programs are now rolling out to over 40,000 of these patients.

Prior to entering the Community Health Center market CAREMINDr provided mobile enabled remote patient monitoring services under the 2016 billing guidelines of the Chronic Care Managment program. These were contracted by individual doctors and independent medical groups. This proved to be a slow-growing opportunity, especially when the pandemic disrupted normal business operations. As of 2021 we no longer offer these services and do not sell to this segment of the healthcare market.

The company has filed for 10 patents, 5 of which have been published.

CAREMINDr is a privately held C-Corp formed on September 27, 2017 in the state of Delaware.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $1,270,000.00

Use of proceeds: Regular Business Operations and Sales

Date: June 18, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $2,290,500.00

Use of proceeds: Regular Business Operations and Sales

Date: May 05, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $60,000.00

Use of proceeds: Regular Business Operations and Sales

Date: January 31, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $117.05

Number of Securities Sold: 11,705,000

Use of proceeds: Equity incentive plan, par value

Date: February 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $120.00

Number of Securities Sold: 12,000,000

Use of proceeds: Equity comp, par value

Date: February 01, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenues began continued to grow throughout 2023. Our primary market continues to be the Federally Qualified Health Center universe.

We continue to expand the library of products we offer, and since our revenue is based on the number of products each client buys, our upsell opportunity continues to grow.

Except for Technology Development (programming /testing /infrastructure) expenses throughout 2023 remained essentially flat. There were no significant changes in staff.

Year ended December 31, 2023 compared to year ended December 31, 2022

REVENUE:
Revenue FY2023: $488,084
Revenue FY 2022: $376,103

Deferred Revenue FY 2023: $269,631

The Deferred Revenue on the Balance Sheet reflects the fact that our clients largely now operate under multi-year contracts. This Revenue will be recognized in the periods during which it is earned.

COST OF SALES
Cost of sales is relatively low in 2023 at $127,500. This consists largely of software acquisition costs.

OPERATING EXPENSES
Total Operating Expenses FY2023: $ 1,062,308
Total Operating Expenses FY2022: $ 1,083,289

Staffing remained stable during 2023. Our total operating costs similarly remained nearly the same as in 2022.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $123,718.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dan White

Amount Owed: $66,000.00

Interest Rate: 0.0%

Creditor: Harry Soza

Amount Owed: $6,000.00

Interest Rate: 0.0%

Creditor: S.A.F.E. Notes - 20% / $5M Max Cap

Amount Owed: $1,270,000.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

$5M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

Creditor: S.A.F.E. Note - 20% / $20M Max Cap

Amount Owed: $60,000.00

Interest Rate: 0.0%

Maturity Date: January 31, 2032

$20M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

Creditor: S.A.F.E. Notes - 20% / $10M Max Cap

Amount Owed: $2,290,500.00

Interest Rate: 0.0%

Maturity Date: January 01, 2030

$10M Valuation Cap. These are S.A.F.E. Notes, which will convert into non-voting common stock upon a triggering event, generally understood to be a priced round of $2M or more. If not yet converted the S.A.F.E. Notes will convert upon a liquidity event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Harry Soza

Harry Soza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO & Director

Dates of Service: September, 2017 - Present

Responsibilities: Oversee the day to day management of the company and strategic initiatives. Harry's compensation is $6000 a month plus existing equity ownership.

Name: Daniel P. White

Daniel P. White's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Secretary, Treasurer & Director

Dates of Service: September, 2017 - Present

Responsibilities: Management of Finance, Accounting and Legal

Other business experience in the past three years:

Employer: Airgard Inc.

Title: Member of the Board of Directors

Dates of Service: May, 2012 - Present

Responsibilities: Participate in Board Meetings, represent interests of Shareholders

Other business experience in the past three years:

Employer: Airgard Inc.

Title: CEO

Dates of Service: May, 2012 - August, 2021

Responsibilities: Management

Name: Randall Coatney

Randall Coatney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer & Director

Dates of Service: September, 2017 - Present

Responsibilities: Operations and Contracts

Other business experience in the past three years:

Employer: The DataSol Group Inc

Title: CEO

Dates of Service: October, 1996 - Present

Responsibilities: Management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Non-Voting Common Stock

Stockholder Name: SOZA 2002 REVOCABLE TRUST (Harry Soza)

Amount and nature of Beneficial ownership: 180,000

Percent of class: 40.5

Title of class: Voting Common Stock

Stockholder Name: SOZA 2002 REVOCABLE TRUST (Harry Soza)

Amount and nature of Beneficial ownership: 4,860,000

Percent of class: 40.5

Title of class: Non-Voting Common Stock

Stockholder Name: Randall Coatney

Amount and nature of Beneficial ownership: 200,000

Percent of class: 29.3

Title of class: Voting Common Stock

Stockholder Name: Randall Coatney

Amount and nature of Beneficial ownership: 3,520,000

Percent of class: 29.3

Title of class: Non-Voting Common Stock

Stockholder Name: Daniel P. White

Amount and nature of Beneficial ownership: 200,000

Percent of class: 29.3

Title of class: Voting Common Stock

Stockholder Name: Daniel P. White

Amount and nature of Beneficial ownership: 3,520,000

Percent of class: 29.3

RELATED PARTY TRANSACTIONS

Name of Entity: Dan White

Relationship to Company: Officer

Nature / amount of interest in the transaction: non-interest bearing loan

Material Terms: $66,000.00, no maturity date

Name of Entity: Harry Soza

Relationship to Company: Officer

Nature / amount of interest in the transaction: non-interest bearing loan

Material Terms: $6,000.00 , no maturity date

OUR SECURITIES

S.A.F.E. Notes - 20% / $5M Max Cap

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Notes - 20% / $5M Max Cap are outlined below:

Amount outstanding: $1,270,000.00

Maturity Date: January 01, 2030

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

Material Rights

If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

S.A.F.E. Note - 20% / $20M Max Cap

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Note - 20% / $20M Max Cap are outlined below:

Amount outstanding: $60,000.00

Maturity Date: January 31, 2032

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

Material Rights

If not previously converted, the notes will convert as part of a liquidity transaction/event.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Non-Voting Common Stock

The amount of security authorized is 24,000,000 with a total of 23,020,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The amount of Non-Voting Common Stock outstanding includes 8,955,000 shares to be issued pursuant to outstanding options.

The amount of Non-Voting Common Stock outstanding includes 1,530,000 shares reserved for issuance under the company's equity incentive plan.

The amount of Non-Voting Common Stock outstanding includes 830,000 shares to be issued pursuant to outstanding warrants.

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.

Voting Common Stock

The amount of security authorized is 12,000,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per one share

Material Rights

Dividends. Holders of Common Stock are entitles to receive dividends at the sole discretion of the Board of Directors.

S.A.F.E. Notes - 20% / $10M Max Cap

The security will convert into Non-voting common stock and the terms of the S.A.F.E. Notes - 20% / $10M Max Cap are outlined below:

Amount outstanding: $2,290,500.00

Maturity Date: January 01, 2030

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Significant priced financing, generally understood to be at least $2M (see material terms below for additional information)

Material Rights

If they have not previously converted: the S.A.F.E.notes

will convert as part of a liquidity transaction.

Conversion Trigger definition: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The non-voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits CAREMINDr Corporation was formed on September 27, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. CAREMINDr Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that CAREMINDr's Care Management Platform and App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on CAREMINDr or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on CAREMINDr could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2024.

CAREMINDr Corporation

By /s/ *Harry R. Soza*

　　　Name: CAREMINDr Corporation

　　　Title:　President & CEO

Exhibit A

FINANCIAL STATEMENTS

CAREMINDr CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023	2022	2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	123,718	$182,680	$61,857
Accounts Receivable, net		13060	42,865	18,004
Prepaid Expense		1036	0	0
Total Current Assets		137,814	225,545	79,861
Total Assets		$137,814	$225,545	$79,861
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	230,768 $	292,234 $	47,700
Credit Card		58793	52172	40792
Deferred Revenue		269631	$206,571	$98,640
Total Current Liabilities		$559,192	$550,977	$187,132
Promissory Notes and Loans	$	450,924	$145,000	$152,667
Simple Agreement for Future Equity (SAFEs)		4045500	3625500	3445500
Total Liabilities		$4,496,424	$3,770,500	$3,598,167
STOCKHOLDERS EQUITY				
Common Stock Voting		120	$120	$120
Common Stock Non-Voting		117	117	117
Additional Paid in Capital		456293	$508,585	$151,708
Retained Earnings/(Accumulated Deficit)		(5374332)	(4,604,754)	(3,857,383)
Total Stockholders' Equity		(4,917,802)	(4,095,932)	(3,705,438)
Total Liabilities and Stockholders' Equity		$137,814	$225,545	$79,861

CAREMINDr CORPORATION
Statements of Operations
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022	2021
(USD $ in Dollars)			
Net Revenue	$488,084	$376,103	$64,413
Cost of Revenue	127,500	120,052	4,432
Gross Profit	360,584	256,051	59,981
Operating expenses			
General and Administrative	524,930	712,142	691,984
Research and Development	64,388	260,018	170,000
Sales and Marketing	472,990	111,129	27,624
Total operating expenses	1,062,308	1,083,289	889,608
Operating income/(Loss)	(701,724)	(827,238)	(829,627)
Interest Expense	24	0	2,914
Other Loss/(Income)	0	(80,667)	(25,780)
Income/(Loss) before provision for income taxes	(701,748)	(746,571)	(806,761)
Provision/(Benefit) for income taxes		800	800
	($701,748)	($747,371)	($807,561)
Net Income/(Net Loss)			

For Fiscal Year Ended December 31,		2023	2022	2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(loss)	$	(701,748)	($747,371)	($807,561)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Bad Debt expense		0	0	(52,760)
Amortization of Intangibles		0	0	0
Share-based Compensation		0	0	9,198
Changes in operating assets and liabilities:				
Accounts Receivable, net		29805	(24,861)	34,900
Prepaid Expense		-1036	0	0
Accounts Payable		190434	244,534	44,100
Deferred Revenue		63060	107,931	98,640
Credit Card		6620	11,380	31,612
Net cash provided/(used) by operating activities		(412,865)	(408,387)	(641,871)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		0	0	0
Net cash provided/(used) in investing activities		0	0	0
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-54097	356,877	0
Borrowing on Promissory Notes		-12000	(7,667)	152,667
Borrowing on SAFEs		420000	180,000	390,000
Net Cash provided/(used) by financing activities		353,903	529,210	542,667
Change in Cash		(58,962)	120,823	(99,204)
Cash-beginning of year		182680	61857	161,061
Cash-end of year		$123,718	$182,680	$61,857
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest		0	$0	$2,914
Cash paid during the year for income taxes		0	$0	$0
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for		0	$0	$0
Issuance of equity in return for note		0	$0	$0
Issuance of equity in return for accrued payroll and other liabilities		0	$0	$0

Statements of Changes in Stockholders' Equity
(UNAUDITED)

(in, $US)	Common Stock Voting		Common Stock - Non -Voting		Additional Paid in	Earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance--December 31, 2020	12,000,000	$120	11,705,000	$117	142,510	($3,049,822)	($2,907,075)
Issuance of Stock							
Share-Based Compensation					9,198		
Net Income/(loss)						($807,561)	
Balance--December 31, 2021	12,000,000	$120	11,705,000	117	151,708	($3,857,383)	($3,705,438)
Issuance of Stock					356,877		
Net Income/(loss)						($747,371)	
Balance--December 31, 2022	12,000,000	$120	11,705,000	$117	$508,585	($4,604,754)	($4,095,932)
Issuance of Stock					(52,292)		
Net Income/(loss)						($701,748)	
Balance--December 31, 2023	12,000,000	$120	11,705,000	117	$ 456,293	($5,374,332)	(4,917,802)

NOTE 1 – NATURE OF OPERATIONS

CAREMINDr Corporation ("CAREMINDr") was formed on September 27, 2017 ("Inception") in the State of Delaware. The financial statements of CAREMINDr (which may be referred to as "CAREMINDr", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Gatos, CA.

The Company designs and operates a software platform that allows physicians to monitor and manage the care of chronically ill medical patients. This software is distributed via an application program published and accessed on iPhone and Android mobile devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from operations on an accrual basis when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
All Debt as shown on the Balance Sheet at 12/31/2023 is accurately reflected, and any interest due has been duly   accrued.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY
Common Stock
We have authorized the issuance of 36 million shares of our common stock with a par value of $0.00001. As of 12/31/2023 the company has issued 22,852,644 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
As of 12/31/2023 Loans were outstanding payable one officer of the Company, Daniel White, CFO, in the principal amount of $133,000.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events that occurred after December 31, 2017 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



I, Harry R. Soza, the President / CEO of CAREMINDr Corporation, hereby certify that the financial statements of CAREMINDr Corporation and notes thereto for the periods ending December 31, 2022, and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were NET LOSS of $ 701,748.00; there was no taxable income.

The tax returns as of this date have not yet been filed, but will be filed in accordance with the current guidelines.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 5, 2024.

President / CEO

April 5, 2024

CERTIFICATION

I, Harry R. Soza, Principal Executive Officer of CAREMINDr Corporation, hereby certify that the financial statements of CAREMINDr Corporation included in this Report are true and complete in all material respects.

Harry R. Soza

President & CEO